Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

May 14, 2009	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatrickstockton.com
VIA EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Attention:          Ms. Kathryn McHale, Staff Attorney

Re:	United Community Banks, Inc. Form 10-K for FYE December 31, 2008 Definitive Proxy Statement filed March 23, 2009 Form 8-K filed April 23, 2009 File Number 0-21656
Ladies and Gentlemen:
     At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide below responses to the Staff’s comment letter dated April 28, 2009. As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments followed by our response.
     Unless the context requires otherwise, references to we, our, us, United Community Banks, Inc. or the Company in the response below refer to United Community Banks, Inc. In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).
     The Supplemental Support Booklet of exhibits is being sent via Federal Express.
Form 10-K for the Fiscal Year Ended December 31, 2008
Cover page and Item 5, page 15
1.	The cover page of the Form 10-K and Item 201(b) of Regulation S-K require the Company indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date. In future filings, please provide this information as of a date closer to the date of the Company’s Form 10-K.

Letter to the Securities and Exchange Commission
May 14, 2009

Response:

We routinely have provided the number of the Company’s shares outstanding as of the latest month-end date prior to the filing of our Form 10-K. At month end, such number has been reconciled by the transfer agent and, therefore, is more accurate and reliable than a number determined at any other point during the month. Accordingly, we respectfully request that the Staff reconsider its request that we provide a more recent date and accept the latest month-end date prior to filing as meeting this requirement.
Business — Loans, page 5
2.	Please advise the staff as to your exposure to subprime lending or non-traditional lending products. If significant, please include this disclosure in future filings.

Response:

We do not have any direct exposure to subprime lending or non-traditional lending products. Further, we do not hold and have never held mortgage-backed securities backed by subprime mortgages in our investment portfolio. We have previously included in other filings disclosure regarding the general impact of subprime lending and non-traditional lending products on our real estate construction borrowers and the housing market generally. If, in the future, we are exposed to subprime lending or non-traditional lending products, we will disclose such exposure and its significance.
Risk Factors, page 12
3.	The first risk factor makes statements that “there can be no assurance” that a given event might or might not happen. In future filings, please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Response:

The requested revision will be made in future filings.
Selected Financial Data, pages 17 and 18
4.	We note you use tangible equity and tangible common equity within your GAAP performance measures. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you

Letter to the Securities and Exchange Commission
May 14, 2009

plan to provide these non-GAAP measures (or related ratios, if any) in the future, the staff notes the following:
•	To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and complying with all of the disclosure requirements.

•	To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•	To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

•	As it relates to the presentation of risk weighted assets, in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.
Response:

The requested revision will be made in future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Asset Quality and Risk Elements: Table 10 Non-Performing Assets, page 32
5.	Provide us with a breakdown, by loan type, of non performing loans and “adversely classified” loans in the grades 8 though 10 category (as described on page 6) at both December 31, 2008 and at March 31, 2009.

Response:

The requested information is provided as Exhibit 1 of the enclosed Supplemental Support Booklet of exhibits to this letter. We hereby request confidential treatment of the information contained in the Supplemental Support Booklet and, therefore, will deliver a copy of the Supplemental Support Booklet under separate cover.

Letter to the Securities and Exchange Commission
May 14, 2009

Financial Statements for the Fiscal Year Ended December 31, 2008
Consolidated Statement of Income, page 45
6.	We note your disclosure on page 66 (Note 18 — Preferred Stock) that you accrete the discount on your TARP related preferred stock directly to retained earnings. Tell us why you have not presented the accretion of the discount as an adjustment to net income, arriving at Net Income Available to Common Shareholders. Please advise or revise in future filings as necessary.

Response:

In determining the accounting treatment for the discount accretion on the TARP-related preferred stock, we looked to the Commission’s SAB Topic 5. Q. Increasing Rate Preferred Stock, which states that the discount accretion resulting from adjustments to the yield of increasing rate preferred stock should be charged directly against retained earnings. We found the guidance in SAB Topic 5. Q. to be the most closely applicable accounting guidance on the subject. Therefore, we did not include the accretion in arriving at net income. The accretion is, however, included in the amount of preferred stock dividends on the face of the Consolidated Statement of Income in arriving at Net Income Available to Common Shareholders. In response to the Staff’s comment, we will modify the disclosure in Note 18 in future filings to make clear that the discount accretion is included in the amount of preferred stock dividends on the face of the Consolidated Statement of Income in arriving at Net Income Available to Common Shareholders.
Notes to Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies, page 49
General
7.	Tell us, and disclose in future filings, your policy in accounting for foreclosed property.

Response:

Foreclosed property is initially recorded at fair value, less cost to sell. If the fair value, less cost to sell at the time of foreclosure, is less than the loan balance, the deficiency is charged against the allowance for loan losses. If the fair value, less cost to sell, of the foreclosed property decreases during the holding period, a valuation allowance is established with a charge to operating expenses. When the foreclosed property is sold, a gain or loss is recognized on the sale for the difference between the sales proceeds and the carrying amount of the property. Financed sales of foreclosed property are accounted for in accordance with FASB Statement No. 66.

Letter to the Securities and Exchange Commission
May 14, 2009

We will provide the requested disclosure of our accounting policy for foreclosed property in future filings.

8.	We note you have instituted an internal policy where nonperforming assets are being held until there is more stabilization in the marketplace and the company can receive a greater realizable value. Tell us more about this policy addressing how your new policies affect your accounting for “other real estate owned” under paragraphs 30 and 31 of SFAS 144. Provide us with an analysis of OREO activity for the [sic] both the fiscal year 2008 and the interim period of fiscal 2009.

Response:

Our strategy from the beginning of the current economic cycle has been to dispose of foreclosed property immediately at liquidation sale prices rather than hold such properties in a market with declining real estate prices. With the marketplace currently saturated with foreclosed properties, we have been more willing to hold some of our nonperforming assets until there is more stabilization in the marketplace, and we can realize a greater value upon sale. This approach is not an accounting policy, but rather a measure we are taking to allow us and our shareholders to maximize the realizable value that can be derived from such assets. We emphasize that all foreclosed properties are being actively marketed, and we reasonably expect a sale to occur within one year.

This strategy regarding nonperforming assets does not have an effect on our accounting for “other real estate owned” under paragraphs 30 and 31 of SFAS 144. Loans are charged down to the net realizable value of the collateral, less selling costs at the time of foreclosure.

The requested OREO activity analysis is provided as Exhibit 2 of the enclosed Supplemental Support Booklet of exhibits to this letter.
Derivative Instruments and Hedging Activities, page 51
9.	For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:
•	the nature and terms of the hedged item or transaction;

•	the nature and terms of the derivative instruments;

•	the specific documented risk being hedged;

Letter to the Securities and Exchange Commission
May 14, 2009

•	the type of SFAS 133 hedge (fair value, cash flow, etc.); and

•	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.
Response:

As of December 31, 2008, we had fair value hedging relationships involving two different hedged items: Federal Home Loan Bank advances and brokered certificates of deposit. The specific, documented risk being hedged for each fair value hedging relationship is the risk of changes in fair value attributable to changes in the LIBOR swap rate, the designated benchmark interest rate. Paragraph 21(f)(2) of SFAS 133 allows us to designate the change in the fair value of the hedged item attributable to changes in the benchmark interest rate as the risk being hedged.

As of December 31, 2008, we also had cash flow hedges of Prime-Based Loan Assets. The specific documented risk being hedged is the risk of overall changes in hedged cash flows related to variable-rate loan assets. Paragraph 29 (h)(1) of SFAS 133 allows us to designate the risk of overall changes in cash flows as the risk being hedged.

The terms of the hedging instruments we use are provided as Exhibit 3 of the enclosed Supplemental Support Booklet. Support for our determination that the above described fair value hedging relationships met the criteria for fair value hedges as set forth in paragraphs 20 — 21 of SFAS 133 are provided in Exhibit 4 of the enclosed Supplemental Support Booklet. Support for our determination that our cash flow hedging relationships met the criteria for cash flow hedges as set forth in paragraphs 28 — 29 of SFAS 133 is provided in Exhibit 5 of the enclosed Supplemental Support Booklet.

10.	Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Response:

We believe that our FHLB Advance hedging program satisfies all of the applicable requirements of paragraph 68 of SFAS 133 and, therefore, our application of the shortcut method is appropriate. An analysis of how the requirements of paragraph 68 of SFAS 133 are met is provided as Exhibit 6 of the enclosed Supplemental Support Booklet. The

Letter to the Securities and Exchange Commission
May 14, 2009

shortcut method has not been used by the Company for any other hedging relationships and all outstanding hedges designated under the shortcut method matured during the first quarter of 2009. In addition, the “matched terms” method has not been used by the Company for any hedging relationships.
Signatures, page 80
11.	In future filings, please be sure that the Chief Financial Officer and Principal Accounting Officer also sign your 10-K in their official capacities, not just as authorized signatories of the Company.

Response:

We will make the Staff’s requested change in future filings.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 16
12.	We note your disclosure that the financial performance measures were not met for fiscal year 2008, but not what the financial performance measures were. Please disclose to the staff the performance parameters utilized in determining whether each named executive officer met the requirements of the Management Annual Incentive Plan. Please include such disclosure in future filings. To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:

The key performance measure considered by the Company’s Compensation Committee for fiscal year 2008 was operating/reported earnings per share (“EPS”) growth, viewed as the primary quantitative performance measure. Additionally, if the minimum threshold target was met, the Compensation Committee had negative discretion to lower the targeted bonus level based on several qualitative performance measures. The qualitative performance measures included targeted levels of performance for loan, deposit, and revenue growth; returns on equity, tangible equity and assets; operating efficiency ratio; loan credit quality; and customer satisfaction level.

Letter to the Securities and Exchange Commission
May 14, 2009

To receive a bonus award, a minimum threshold EPS growth rate of 8 percent had to have been achieved, and higher bonus awards could be paid if the Company achieved a 10 percent to 14 percent EPS growth rate for the year. Participants could have earned from 45 percent to 200 percent of the target bonus award, depending upon achievement against the performance thresholds. If the minimum or a higher targeted EPS threshold growth rate was met, the bonus award could be reduced by the Compensation Committee based on the collective performance of the qualitative measures discussed above.

In fiscal year 2008, the minimum level for the EPS growth was not met and, therefore, no cash bonus awards were granted.

In future filings, we will disclose the specific parameters of the financial performance target and objectives considered by the Compensation Committee, to the extent such information (i) does not consist of financial projections or forward-looking information that has not otherwise been publicly disclosed by the Company or (ii) may not otherwise be omitted pursuant to Item 402(b) of Regulation S-K.
Executive Compensation, page 19
13.	In future filings, please quantify, if applicable, in footnote 4 to the Company’s Summary Compensation Table the amount of any item earned as other compensation that is not a perquisite or personal benefit whose value exceeds $10,000. Please refer to Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K.

Response:

We have disclosed in the Summary Compensation Table, and the related footnotes, on page 19 of our 2008 Proxy Statement, all of the applicable perquisites and personal benefits earned by the Named Executive Officers listed in the Summary Compensation Table. Any item not disclosed therein is not applicable and, therefore, may be omitted pursuant to Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K. In future filings, we will disclose any compensation that exceeds $10,000 in value and that is not a perquisite or personal benefit, to the extent such information may not otherwise be omitted pursuant to Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K.
Beneficial Ownership, page 27
14.	In future filings, please disclose, by footnote or otherwise, the natural person(s) who have voting power for the shares owned by Barclays Global Investors, NA and related entities.

Response:

The information provided in the Beneficial Ownership table regarding the shares owned by Barclays Global Investors, NA and its related entities is based solely on information

Letter to the Securities and Exchange Commission
May 14, 2009

set forth by such entities in a Schedule 13G filing made with the Commission, as indicated on page 28 of our 2008 Proxy Statement, in footnote 1 to the Beneficial Ownership table. The Schedule 13G filing discloses that “[t]he shares reported are held by the company in trust accounts for the economic benefit of the beneficiaries of those accounts.” Otherwise, no further information is available regarding the natural person(s) who have voting power for the shares owned by Barclays Global Investors, NA and its related entities. In future filings, we will disclose the natural person(s) who have voting power for the shares held by investors to the extent available.
Form 10-K for the Fiscal Year Ended December 31, 2008
Exhibits 31.1 and 31.2
15.	We note that your certifications included as Exhibits 31.1 [sic] to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications include the title of the certifying officer in the introductory sentence. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response:

We will make the Staff’s requested change in future filings.
* * * * *
     Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 815-6270 or my colleague, Adwoa Awotwi at (404) 815-6613. Thank you.
Sincerely,
James W. Stevens

Cc:	Jimmy C. Tallent, United Community Banks, Inc. Rex S. Schuette, United Community Banks, Inc. Alan Kumler, United Community Banks, Inc. Greg Foster, Porter Keadle Moore, LLP